UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                         (Amendment No.       18     )*


                          SEAFIELD CAPITAL CORPORATION
                                (Name of Issuer)

                          $1.00 Par Value Common Stock
                         (Title of Class of Securities)

                                  811905 10 8
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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(1)  Name of Reporting Person. S.S. or I.R.S. Identification Nos. of Above
Persons

                          William D. Grant, ###-##-####

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(2)  Check the Appropriate Box if a Member of a Group  (a) / /
     (See Instructions)                                (b) / /

            Inapplicable

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(3)   SEC Use Only

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(4)   Citizenship or Place of Organization

      United States

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                     (5)   Sole Voting Power

                           971,688

                     -----------------------------------------------------------
Number of
Shares               (6)   Shared Voting Power
Beneficially
Owned by                   298,627
Each
Reporting            -----------------------------------------------------------
Person
With                 (7)   Sole Dispositive Power

                           976,688  (See Note)

                     -----------------------------------------------------------

                     (8)   Shared Dispositive Power

                           298,627

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(9)   Aggregate Amount Beneficially Owned By Each Reporting Person

      1,275,315  (See Note)

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(10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

      None

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(11)  Percent of Class Represented by Amount in Row 9

      19.7%

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(12)  Type of Reporting Person*

      IN

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NOTE:  The Reporting Person has the right to acquire 5,000 of those shares under stock options presently exercisable.

ITEM 1.

    (a)   Name of Issuer:

          Seafield Capital Corporation

    (b)   Address of Issuer's Principal Executive Offices:

          2600 Grand Boulevard, Suite 500
          P.O. Box 410949
          Kansas City, Missouri 64141

ITEM 2.

    (a)   Name of Person Filing:

          William D. Grant

    (b)   Address of Principal Business Office or, if none, Residence:

          2600 Grand Boulevard, Suite 500
          P.O. Box 410949
          Kansas City, Missouri 64141

    (c)   Citizenship:

          United States

    (d)   Title of Class of Securities:

          $1.00 par value common stock

    (d)   CUSIP Number:

          811905 10 8

ITEM 3.

          Not filing pursuant to Rules 13d-1(b) or 13d-2(b)

ITEM 4.   Ownership

    (a) Amount Beneficially Owned: 1,275,315; the filing person has the right to acquire 5,000 of those shares pursuant to stock options presently exercisable.

    (b)   Percent of Class:      19.7%

    (c)   Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:           971,688

         (ii)   shared power to vote or to direct the vote:         298,627

        (iii)   sole power to dispose or to direct the
                disposition of:                                     976,688

         (iv)   shared power to dispose or to direct the
                disposition of:                                     298,627

                As to 5,000 of the shares referred to in Section (c)(iii) of this ITEM 4, there is a right to acquire pursuant to stock options which are presently exercisable.

ITEM 5.   Ownership of Five Percent or Less of a Class:

          Not applicable

ITEM 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          Other persons have the right to receive dividends on 464,108 shares of the above listed securities. The only person who has such interest in more than 5% of the described class of shares is Frances G. Peterson.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          Not Applicable.

ITEM 8.   Identification and Classification of Members of the Group:

          Not Applicable.

ITEM 9.   Notice of Dissolution of Group:

          Not Applicable

ITEM 10.  Certification:

          Not filing pursuant to Rule 13d-1(b).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                /s/ William D. Grant
                                                William D. Grant

Dated:  February 14, 1996